Exhibit 99.1
Medigus Announces Third Quarter 2016 Financial Results

OMER, Israel, November 28, 2016 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced financial results for the third quarter ended September 30, 2016.

“This quarter, we have achieved a number of clinical and regulatory milestones in key target markets, further supporting our globally expanding footprint,” said Chris Rowland, CEO of Medigus. “In addition to making headway in Europe, China, Israel and the U.S. to expand our commercial efforts, we have also made reductions in expenses and infrastructure. We believe our recent  decisions will serve as a foundation upon which we will continue to build our successes in 2017 and beyond.”

Recent Highlights:
•	Completion of a registry study in which more than 70 patients have been enrolled in sites over the U.S., Italy and Germany.
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In November, the company entered into distribution agreement with Italy’s INNOVAMEDICA S.p.A, a leading national distributor of minimally-invasive medical devices, which requires INNOVAMEDICA to purchase mimium annual quantities amounting to 1M+€ over a period of four years.

•	The Company met regulatory milestones in China, having received ethics committee approvals in all sites participating in Medigus’ Chinese clinical trial, as part of the CFDA registration process.
•	Medigus received approval for its first clinical study in Israel.
•	Recently, Medigus received a patent from the European Patent Office for its micro ScoutCam™ technology; the patent will remain effective until 2030.

Financial Results for the Third Quarter 2016:
•	Revenues for the three months ended September 30, 2016, were $136,000, a decrease of 43%, compared to the three months ended September 30, 2015.
•	Research and development expenses for the three months ended September 30, 2016, were $708,000, a decrease of 31%, compared to the three months ended September 30, 2015.
•	Sales and marketing expenses for the three months ended September 30, 2016, were $349,000, a decrease of 51%, compared to the three months ended September 30, 2015.
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General and administrative expenses for the three months ended September 30, 2016, were $993,000, an increase of 39%, compared to the three months ended September 30, 2015. The increase resulted primarily from an increase in professional expenses in connection with IP litigation (for more information see note 7a to our financial statements). On October 28, 2016 Medigus Ltd, Medigus USA LLC and EndoChoice Inc. settled all litigation and administrative proceedings between themselves.

•	Operating loss for the three months ended September 30, 2016, was $1.9 million, compared to $2.3 million in the three months ended September 30, 2015.
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Net cash used in operating activities was $1.9 million for the three months ended September 30, 2016, compared to net cash used in operating activities of $2.0 million for the corresponding 2015 period.

•	As of November 28, 2016, Medigus had approximately $3.1 million in cash and cash equivalents.

For detailed financial statements, please follow the link: http://www.medigus.com/investor-relations/financial-reports.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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INVESTOR RELATIONS (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel): Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il Noam@Smartteam.co.il

MEDIA CONTACT:
Chantal Beaudry
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com